Exhibit (a)(5)(G)

For more information contact Media: Leticia Lowe Phone 713.207.7702 Investors: Marianne Paulsen Phone 713.207.6500

FOR IMMEDIATE RELEASE	Page 1 of 2
CenterPoint Energy announces adjustments to conversion rate of and accrual of contingent interest on 3.75% Convertible Senior Notes due 2023
     HOUSTON – May 14, 2008 – CenterPoint Energy, Inc. (NYSE: CNP) today announced that the conversion rate of its 3.75 percent Convertible Senior Notes due 2023 and 3.75 percent Convertible Senior Notes, Series B due 2023 will be increased as a result of CenterPoint Energy’s payment of its regular quarterly cash dividend to holders of record of its common stock on May 16, 2008. Effective May 19, 2008, the new conversion rate will be 90.7622.
     CenterPoint Energy also today announced that for the six-month period beginning May 15, 2008, the notes will, subject to the terms of the indenture under which they were issued, accrue contingent interest in the amount of $3.4341 per $1,000 principal amount of notes in addition to regular interest on the notes.
     As previously announced, CenterPoint Energy plans to redeem all outstanding notes on May 30, 2008. The redemption price will be $1,000 in cash plus accrued and unpaid interest, including contingent interest, if any, to the redemption date. The amount of contingent interest that will be payable with respect to the notes on the redemption date equals $0.2862 per $1,000 principal amount, a pro rated portion of the amount that will accrue for the period from May 15, 2008, through November 14, 2008.
     Holders of the notes have the option to require CenterPoint Energy to purchase their notes on May 15, 2008, by delivering a purchase notice pursuant to CenterPoint Energy’s Tender Offer Statement on Schedule TO to The Bank of New York, the paying agent, by today, May 14, 2008, at midnight EDT. Holders that exercise this option will not receive any payment of contingent interest.
     The details of the redemption and the option are provided in the communications related thereto. These communications also provided additional details regarding the conversion of the notes.
     This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any notes. The tender offer is being made only pursuant to the Company Notice dated April 17, 2008, and the related materials that CenterPoint Energy has distributed to note holders through the Depository Trust Company and filed with the Securities and Exchange Commission (SEC). Note holders are encouraged to carefully read these documents, as revised by the amendments thereto filed with the SEC on the date hereof, before deciding
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For more information contact Media: Leticia Lowe Phone 713.207.7702 Investors: Marianne Paulsen Phone 713.207.6500

FOR IMMEDIATE RELEASE	Page 2 of 2
whether to exercise their option to require CenterPoint Energy to purchase their notes as these documents contain important information regarding the details of CenterPoint Energy’s obligation to purchase the notes. Holders of the notes and other interested parties may obtain a free copy of these documents at the SEC’s web site, www.sec.gov, at the company’s web site, www.CenterPointEnergy.com, or from CenterPoint Energy, Inc. at 1111 Louisiana, Houston, Texas 77002, Attn: Investor Relations. Note holders are encouraged to read these materials carefully prior to making any decision with respect to the purchase option.
     CenterPoint Energy, Inc., headquartered in Houston, Texas, is a domestic energy delivery company that includes electric transmission & distribution, natural gas distribution, competitive natural gas sales and services, interstate pipelines and field services operations. The company serves more than five million metered customers primarily in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma, and Texas. Assets total over $17 billion. With about 8,600 employees, CenterPoint Energy and its predecessor companies have been in business for more than 130 years. For more information, visit CenterPoint Energy’s web site at www.CenterPointEnergy.com.
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